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                                                                     EXHIBIT 8.2



                                    FORM OF
                              FEDERAL TAX OPINION



_____________, 1998


Ironbound Bankcorp, NJ
36 Pacific Street
Newark, New Jersey 07105

          Re: Agreement and Plan of Merger Dated as of July 17, 1998, By and Between Richmond County Financial Corp. and
               Ironbound Bankcorp, NJ
               -------------------------------------------------------

Dear Sirs:

     You have requested our opinion concerning certain federal income tax issues relating to the Agreement and Plan of Merger, dated as of July 17, 1998 (the "Merger Agreement"), by and between Richmond County Financial Corp., a Delaware corporation ("RCFC"), and Ironbound Bankcorp, NJ, a New Jersey corporation ("Ironbound"). Capitalized terms not otherwise defined in this letter shall have the same meanings as those terms in the Merger Agreement. In rendering this opinion we have examined (i) the Merger Agreement; (ii) the representation letters from RCFC and Ironbound, which are attached; and (iii) such other documents as we have deemed necessary or appropriate in order to render the requested opinion.

     In connection with such examination we have assumed (1) the authenticity of all documents, agreements and instruments; (2) that the documents reviewed in connection with rendering the opinion are complete and accurate and will be complete and accurate as of the effective date of the Merger; (3) that the Merger will be effective under applicable state laws; and (4) that the Merger Agreement accurately and completely describes the terms of the Merger. In rendering our opinion, we have not undertaken any independent investigation of the accuracy of any assumptions stated herein, the veracity of written statements as to factual matters relied upon in rendering the opinion or the authenticity of documents.

     Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, published Revenue Rulings, published Revenue Procedures and existing judicial and administrative decisions all as of the date of this letter. All of
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Ironbound Bankcorp, NJ
___________________, 1998
Page 2

the foregoing is subject to change and any such change (which could be retroactive) could affect the opinion contained in this letter.

     The opinion is our legal judgment as to certain of the federal income tax consequences of the proposed Merger. Our opinion is not binding on the Internal Revenue Service and the Internal Revenue Service may reach a different conclusion, which conclusion could be sustained by a court if litigated. The opinion addresses certain tax consequences to Ironbound common stockholders who are (i) citizens or residents of the United States; (ii) domestic corporations; or (iii) otherwise subject to United States federal income tax on a net income basis in respect of shares of Ironbound common stock ("U.S. Holders"). The opinion is limited to the specific conclusions reached in the opinion and does not purport to reach any other conclusions, such as the future use of tax attributes of the parties, tax consequences to holders of Ironbound Common Stock who hold such shares as other than capital assets or are insurance companies, tax exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire shares of Ironbound Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold Ironbound Common Stock in a hedging transaction or as part of a straddle or conversion transaction. The opinion does not address foreign, state, local, estate or other potential tax consequences of the Merger.

     On the basis of the foregoing, we are of the opinion that for federal income tax purposes:

     (i) The Merger will constitute a tax-free reorganization under Section 368(a) of the Code. No gain or loss will be recognized by RCFC, Richmond County Savings Bank ("RCFC Bank"), Ironbound, or Ironbound Bank as a result of the Merger;

     (ii) Except to the extent of any cash received in lieu of a fractional share interest in RCFC Common Stock, no gain or loss will be recognized by U.S. Holders of Ironbound Common Stock who exchange their Ironbound Common Stock for RCFC Common Stock pursuant to the Merger;

     (iii) The aggregate adjusted tax basis of RCFC Common Stock received by U.S. Holders who exchanged their Ironbound Common Stock for RCFC Common Stock o n the Merger will be the same as the tax basis of Ironbound Common Stock surrendered pursuant to the Merger, reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

     (iv) The holding period of RCFC Common Stock received by each U.S. Holder in the Merger will include the holding period of Ironbound Common Stock exchanged therefor, provided that such U.S. Holder held such Ironbound Common Stock as a capital asset on the Effective Date.
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Ironbound Bankcorp, NJ
___________________, 1998
Page 3


     We hereby consent to the filing of this opinion as an exhibit to RCFC's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in the Form S-4 under the captions "The Ironbound Merger - Certain Federal Income Tax Consequences of the Ironbound Merger" and "Legal Matters".

     Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign, or of any transaction related to the Merger contemplated by the Agreements. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any purpose without our expressed written consent.

                                    Yours very truly,



                                    -------------------------------------
                                    Luse Lehman Gorman Pomerenk & Schick,
                                    A Professional Corporation